UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            NPS Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   62936P103
                                 (CUSIP Number)

                                August 16, 2004

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62936P103

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Advisors LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

                 5. Sole Voting Power: 0
Number of
Shares           6. Shared Voting Power: 3,342,100
Beneficially
Owned by         7. Sole Dispositive Power: 0 Each
Reporting
Person With      8.  Shared Dispositive Power: 3,342,100

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,342,100

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 8.65%

     12.  Type of Reporting Person (See Instructions) IA

CUSIP No. 62936P103

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          OrbiMed Capital LLC

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

                 5. Sole Voting Power: 0
Number of
Shares           6. Shared Voting Power: 527,000
Beneficially
Owned by         7. Sole Dispositive Power: 0
Each Reporting
Person With      8. Shared Dispositive Power:  527,000

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 527,000

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 1.36%

     12.  Type of Reporting Person (See Instructions) IA

CUSIP No.  62936P103

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Samuel D. Isaly

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          [ ] (a)
          [ ] (b)

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          United States

                 5. Sole Voting Power: 0
Number of
Shares           6. Shared Voting Power: 3,869,100
Beneficially
Owned by         7. Sole Dispositive Power: 0
Each Reporting
Person With      8. Shared Dispositive Power: 3,869,100

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,869,100

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9) 10.01%

     12.  Type of Reporting Person (See Instructions) HC

Item 1.   (a)  Issuer: NPS Pharmaceuticals, Inc.

          (b)  Address:

               420 Chipeta Way, Ste 240
               Salt Lake City, UT 84108

Item 2.   (a)  Name of Person Filing:

               OrbiMed Advisors LLC
               OrbiMed Capital LLC
               Samuel D. Isaly

          (b)  Address of Principal Business Offices:

               767 Third Avenue, 30th Floor
               New York, New York 10017

          (c)  Citizenship:
               Please refer to Item 4 on each cover sheet for each filing person

          (d)  Title of Class of Securities
               Common stock

          (e)  CUSIP Number: 62936P103

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.   Ownership

          Please see Items 5 - 9 and 11 on each cover sheet for each filing person

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                     Reporting persons are holding 10.01% (8.65% in the case of OrbiMed Advisors LLC and 1.36% in the case of OrbiMed Capital LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Caduceus Capital Trust (302,300 shares), Caduceus Capital II, L.P. (134,500 shares), UBS Eucalyptus Fund, LLC (303,100 shares), PaineWebber Eucalyptus Fund, LLC (37,800 shares), HFR SHC Aggressive Fund (44,900 shares), Knightsbridge Post Venture IV L.P. (35,500 shares), Knightsbridge Integrated Holdings, V, LP (31,700 shares), Knightsbridge Netherlands II, LP (10,600 shares), Knightsbridge Integrated Holdings IV Post Venture, LP (18,700 shares), Knightsbridge Post Venture III, LP (17,900 shares), Knightsbridge Netherlands I LP (13,600 shares), Knightsbridge Netherlands III LP (6,600 shares), Knightsbridge Integrated Holdings II Limited (19,900 shares), Knightsbridge Venture Capital IV, L.P. (7,900 shares), Knightsbridge Venture Capital III LP (6,100 shares), UBS Juniper Crossover Fund (144,700 shares), Eaton Vance Worldwide Health Sciences (2,103,800 shares), Eaton Vance Emerald Worldwide Health Sciences (101,600 shares), Eaton Vance Variable Trust (25,000 shares), Finsbury Worldwide Pharmaceutical Trust (336,300 shares), Topanga XIII Inc. (44,200 shares), Caduceus Capital III, L.P. (2,400 shares) and PHARMA/wHEALTH (120,000 shares).

Item 7.  Identification and  Classification  of the  Subsidiary  Which

         Acquired the Security Being Reported on By the Parent Holding
         Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2004

                                          OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name: Samuel D. Isaly
                                          Title: Managing Member


                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name: Samuel D. Isaly
                                          Title: Managing Member



                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name: Samuel D. Isaly